Filed by Compass, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Anywhere Real Estate Inc.

Commission File No.001-35674

Date: September 22, 2025

The following is a transcript of the investor call held by Compass, Inc. on September 22, 2025:

Anywhere Real Estate Inc., Compass, Inc. - M&A Call  (Edited version)

Call Participants

EXECUTIVES

Robert L. Reffkin

Founder, Chairman & CEO

Scott R. Wahlers

Chief Accounting Officer & CFO

Soham Jairaj Bhonsle

Head of Investor Relations

Presentation

Operator

Good morning, ladies and gentlemen, and welcome to the call today to discuss Compass’ definitive merger agreement to combine with Anywhere Real Estate. I will now turn the call over to Soham Bhonsle, Head of Investor Relations at Compass. Please go ahead.

Soham Jairaj Bhonsle

Head of Investor Relations

Good morning, everyone. It’s my pleasure to welcome you to today’s call. Joining me today on the call will be Compass’ Founder and CEO, Robert Reffkin; and our CFO, Scott Wahlers. A press release and 8-K filed with the SEC with information on today’s announcement can be found on the Compass website. As part of our 8-K, we have also included an investor presentation that has additional information on the announcement and can be found under the Events and Presentation tab in the Investor Relations website. We will also make a replay of this conference call available to listeners in the Investor Relations section of our website.

The matters we will be discussing today include forward-looking statements and as such, are subject to risks and uncertainties. These risks and uncertainties include those risks discussed in the most recent reports on Form 10-Q and 10-K as well as those discussed in the press release announcing this transaction. These and other risks and uncertainties could cause actual results to differ materially from those contained in our forward-looking statements.

With that, let me hand it over to Compass CEO, Robert Reffkin. Robert?

Robert L. Reffkin

Founder, Chairman & CEO

Good morning, and thank you for joining us on such short notice to discuss our announcement to combine with Anywhere Real Estate. Today marks a monumental moment for Compass, our real estate professionals, home sellers and home buyers as we bring some of the best brands in our industry together. As many of you know, we started this company because I saw my mom, who was a single mother and a real estate agent struggle because her brokers didn’t give her the tools and resources to succeed.

Together with Anywhere, we will now have the collective resources to help agents and broker owners better serve their clients, realize their entrepreneurial potential and achieve their professional dreams. As importantly, this moment is about home sellers and home buyers who will benefit from the combined years of investment in technology, client programs and client services that both of these organizations have made.

This combination will be transformational as we expect it to, one, create a premier residential real estate platform with approximately 340,000 agents globally.

Two, accelerate our ancillary services opportunity and diversify our revenue streams in a capital-light manner with Anywhere’s global franchise network; three, deliver significant free cash flow driven by meaningful OpEx synergies and the improved OpEx leverage these businesses have as the housing market makes its way back to mid-cycle levels; and four, create the end-to-end experience for home sellers and home buyers as we evolve Compass into a unified operating system for real estate professionals, broker owners and their clients. Let me briefly elaborate on these points.

First, by bringing together Anywhere’s more than 300,000 global real estate professionals, encompasses roughly 40,000 real estate professionals on one platform, we believe we will deliver significant value for home sellers, home buyers and real estate professionals. More home sellers and home buyers will have the ability to benefit from the $1.8 billion in investment we’ve made in our proprietary end-to-end platform over the past decade.

For real estate professionals, they will have access to an industry-leading technology platform and programs that help them compete for clients and differentiate themselves in the market. With access to approximately 120 countries and territories globally, agents will have the ability to significantly expand their agent-to-agent client referral network. Second, by adding over $1 billion in revenue from ancillary services such as title, escrow and relocation services as well as franchise revenue, we will be able to diversify our revenue mix with higher margin and more recurring revenue streams. This diversification will make our free cash flow profile more resilient through market cycles.

Moreover, with Guaranteed Rate being the mortgage JV provider for both Compass and Anywhere, we expect a seamless integration in our mortgage offering. Third, by combining our operations, we believe we will be able to deliver significant cost synergies and realize OpEx leverage in the P&L, particularly as the housing market makes its way back to the mid-cycle. We expect this to allow us to drive meaningful free cash flow and begin to delever at closing.

Scott will walk through the details, but we are targeting a 1.5x leverage ratio by year-end 2028. I would like to be clear that paying down debt will be the top priority. As you will see us bring the same maniacal focus, we brought to lowering our OpEx from an annualized run rate of $1.5 billion to $850 million to now focus on lowering our leverage ratio. Now looking ahead, this combination unlocks our long-term vision for the future. It evolves Compass into a unified operating system for residential real estate and creates a better, simpler experience for home sellers, home buyers and the trusted real estate professionals who advise them.

For too long, real estate professionals who are entrepreneurs and broker owners who are small businesses have been forced to pass together more than a dozen different tools just to do their jobs. And the experience for home sellers and home buyers has been confusing and overly stressful. The most successful companies don’t replace entrepreneurs and small businesses, they empower them. And that’s what Compass is doing.

We are building an end-to-end technology platform that saves real estate professionals and broker owners time, helps them run their businesses more efficiently and most importantly, allows them to provide differentiated service to their clients at a level they could not achieve alone. Home selling and home buying will become more simplified, transparent and more seamless, delivered digitally and cemented by trust between the home seller and their agent fiduciary and the home buyer and their agent fiduciary. And here’s the most exciting part. As more of the country’s best real estate professionals and broker owners choose to run their business on the Compass platform and more home sellers and home buyers choose to work with our professionals, it creates more value for everyone.

More users, listings, transactions, market and data insights makes our platform and the agents using it more valuable. It makes our technology better, makes our AI tools more predictive and our matchmaking between home sellers and home buyers more effective, increasing the platform’s value for every agent, home seller and home buyer. This accelerates our ability to deliver what home sellers and home buyers need from home search to home financing to title insurance and other home services, all in one place and all guided by their trusted real estate advisory. While on the topic of technology, I want to briefly touch on another opportunity this combination unlocks and that’s accelerating our AI road map. As we have said before, to truly harness AI, you need an end-to-end platform, and we’ve built one with over $1.8 billion of investment over the past decade.

Once we have integrated the 340,000 real estate professionals on our platform, we will have the ability to further our goal to help agents save time, be more productive and for home sellers and home buyers to benefit from more insights and connectivity within the platform. And this isn’t just about agent or consumer- facing technology. We see a clear opportunity to apply AI across our own core business functions as well, which will allow us to drive efficiencies and create long-term operating improvements for the combined company. Now let me provide a quick overview of Anywhere’s businesses, starting with the owned brokerage business.

We believe Anywhere’s owned brokerage business is complementary to Compass’ brokerage footprint as their collection of brands cater to a broader range of price points in geographies where Compass is not present or has little presence. Their own brokerage brands consist of several well-known brands such as Coldwell Banker, Sotheby’s International Real Estate and Corcoran.

Moving on to the franchise business. The franchise business consists of 6 brands, namely Better Homes and Gardens, CENTURY 21, Coldwell Banker, Corcoran, ERA and Sotheby’s International Realty. The franchise network has a presence across all 50 states in the United States in approximately 120 countries and territories across the globe, which significantly increases the agent-to-agent client referral opportunities across both companies.

Importantly, for investors, Anywhere’s franchise business tends to be recurring in nature. Anywhere’s franchise business also currently generates an attractive EBITDA margin, which will be highly accretive to our P&L. Lastly, this transaction adds meaningfully to our ancillary services offering as it gives us an immediate presence in 30-plus service areas in title and escrow and mortgage operations in all of our key markets. As we’ve discussed on prior calls, we have a significant opportunity to increase our attach rate through the rollout in our platform of one-click title and escrow.

This transaction now just gives us a much larger title and escrow to go after. With this transaction, we are also adding a best-in-class relocation business in Cartus, which currently serves more than half of the Fortune 50 companies, increasing lead gen opportunities for Compass agents. And finally, as mentioned earlier and as Scott will detail, we are adding a national mortgage presence through the [Technical Difficulty] mortgage JV.

Before I hand it over to Scott, I want to make clear that I fully recognize the enormity of the integration task ahead of us. And therefore, in the months ahead, we’ll be naming a Chief Integration Officer, and I look forward to sharing with you how these 2 companies will come together.

Now with that, let me hand it over to Scott.

Scott R. Wahlers

Chief Accounting Officer & CFO

Thanks, Robert. I’d like to echo Robert’s excitement of this transaction, and I’m thrilled for the opportunity of bringing these 2 great companies together.

Let me first recap the details of the transaction. Each share of Anywhere common stock will be exchanged for

1.436 shares of Compass Class A common stock, which represents a value of $13.01 per Anywhere common share based on a trailing 30-day VWAP. Based on this conversion, we expect to issue approximately 175 million Compass shares, which implies an equity value of $1.6 billion. As part of the transaction, we are also assuming $2.1 billion of Anywhere’s senior notes and will pay off Anywhere’s revolver at closing, which was

$610 million at June 30.

Morgan Stanley has provided a $750 million bridge loan commitment to fund the repayment of the Anywhere revolver and transaction costs. In the aggregate, net of about $266 million of cash on Anywhere’s balance sheet at June 30, the senior notes, the revolver and the transaction expenses totaled $2.6 billion. So taking the equity value of $1.6 billion and the debt of $2.6 billion, the total transaction is valued at $4.2 billion. This represents a premium of 21% to the total enterprise value of Anywhere and represents a multiple of approximately 10x Anywhere’s 2026 underwritten EBITDA and 6.5x fully synergized EBITDA.

Upon completion of the transaction, current Compass shareholders will own approximately 78% of the combined company on a fully diluted basis, while Anywhere shareholders will own approximately 22%, the transaction is expected to close in the second half of 2026, subject to shareholder and regulatory approvals.

Robert spoke to the strategic merits of the transaction, so let me focus on why we believe this is such a compelling transaction from a financial standpoint. I’ll discuss 3 primary financial benefits, which are revenue diversification, operating expense synergies and free cash flow generation. First, let’s talk about the revenue diversification.

Today, Compass derives the vast majority of its revenue from our owned brokerage operations, primarily under the Compass brand. We also generate title and franchise revenue, but they are small in comparison to the scale of our brokerage operations. This transaction allows us to significantly expand our owned brokerage operations through the addition of 3 high-quality, highly recognizable brand names, which collectively had $4.7 billion of revenue in 2024.

Additionally, the transaction allows us to meaningfully diversify into franchise operations through Anywhere’s 6 nationally recognized franchise brands that Robert highlighted earlier.

The franchise business provides steady recurring revenue and high adjusted EBITDA margins, both domestically and internationally. Our revenue will be further diversified by a meaningful addition of title operations across 30 service areas that effectively provide us with a national presence in title. These new title operations, when combined with our technology-led solutions like One-Click title will allow us to drive incremental attach of title services and will now have the ability to attach title to Compass brokerage transactions in markets where we don’t currently have title operations.

Finally, as Robert mentioned, Anywhere’s mortgage joint venture is with Guaranteed Rate, one of the largest retail mortgage lenders in the U.S. And importantly, Guaranteed Rate is the same partner Compass uses for our mortgage JV OriginPoint. The transaction will allow us to quickly consolidate our mortgage JVs, providing a higher attach opportunity with a wider footprint of loan officers across the country, while at the same time providing for expense synergies as we consolidate the mortgage entities.

The second primary financial benefit is the opportunity and expense synergies. We anticipate net cost synergies of $225 million that are highly achievable within 3 years of the close date.

Both Compass and Anywhere have been successful in implementing cost-reduction programs over the last few years. And now by combining the operating expenses of the 2 companies, we’ll have renewed opportunities.

To name a few, there will certainly be vendor consolidation to achieve more favorable pricing with higher volumes, our office footprint across the combined title and brokerage operations will provide areas to consolidate higher-priced and less occupied office leases. And over time, we’ll be able to consolidate overlapping technology systems and related spend.

To put the synergy goal in perspective, excluding commissions, Anywhere’s annualized operating expenses of about $1.7 billion and Compass’ of about $1 billion aggregate to $2.7 billion in total. Our goal of $225 million is only about 8% of that combined OpEx figure, which is why we believe it’s very achievable over a 3-year period post-closing.

It’s important to recognize that Anywhere’s business is much larger than Compass’ business today with significantly more employees and agents. As a result, we will approach the integration and the expense synergies in a very careful way to avoid interrupting service to our agents and to ensure our ability to effectively manage the combined public company post-closing.

Finally, the third major benefit of the transaction is free cash flow generation and reducing leverage. Historically, Anywhere’s free cash flow generation has been limited due to their high debt load and over $150 million of annualized interest expense. In contrast, excluding our Compass Concierge securitization facility, Compass currently has no debt and a modest level of CapEx, and therefore, we’re able to convert a higher percentage of our adjusted EBITDA to free cash flow.

Please note that as of today, we have no amounts drawn on our revolver as the $50 million outstanding as of June 30 has been subsequently paid in full.

By joining the companies together, Compass’ higher free cash flow generation, along with the added benefit of the expense synergies we expect to achieve will generate meaningful cash flow to the combined company over time which will be especially amplified if we begin to see the market recover as mortgage rates move lower. This enhanced cash flow will be directed to delevering the balance sheet.

As I mentioned earlier, following the transaction, the combined company will have debt of approximately $2.6 billion, net of cash. To be very clear, Compass has historically operated with a view towards minimal to no debt and a conservative balance sheet, especially in light of the cyclicality of the real estate business. That mindset will not change when we close this transaction and delevering the balance sheet will be our primary focus along with integration.

As shown on Page 13 of the investor deck we added to our website today, we included leverage ratios, along with related assumptions used on Page 13 and 15. Based on these assumptions, on a stand-alone basis at June 30, Anywhere’ leverage ratio is about 7.3x estimated 2025 EBITDA. However, on a combined basis of Compass, the leverage ratio decreases to about 4.4x and considering the fully realized $225 million synergy goal, the leverage ratio reduces to 3.2x.

By the end of 2028, our goal is to achieve a leverage ratio of about 1.5x. This is an aggressive goal, but we believe it’s achievable based on the estimated EBITDA and free cash flow of the combined businesses.

When mortgage rates began to increase in early 2022, you saw Compass change our focus to operating expense reductions. And over time, we brought operating expenses down by an annualized rate of $600 million. In a similar change of focus on a go-forward basis, we will be acutely focused on debt reduction. Between the strategic and financial benefits, we believe this transaction is transformational for Compass and Anywhere and will create significant value for our shareholders, real estate professionals, home sellers and home buyers. I look forward to getting through the closing of this transaction and welcoming Anywhere’ employee base for the Compass organization.

With that, thank you again for joining us on such short notice, and have a wonderful day.

Operator

We thank you for joining us today, and you may disconnect your lines.

Important Information about the Transaction and Where to Find It

In connection with the proposed transaction between Anywhere Real Estate Inc. (“Anywhere”) and Compass, Inc. (“Compass”), Anywhere and Compass will file relevant materials with the SEC, including a registration statement on Form S-4 filed by Compass (the “Registration Statement”) that will include a joint proxy statement of Compass and Anywhere that also constitutes a prospectus of Compass (the “Joint Proxy Statement/Prospectus”). The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of Anywhere and stockholders of Compass seeking their approval of the proposed transaction and other related matters. Each of Anywhere and Compass may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Registration Statement, Joint Proxy Statement/Prospectus or any other document that Anywhere or Compass (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF COMPASS AND ANYWHERE ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when they become available), as well as other filings containing important information about Anywhere or Compass, without charge at the SEC’s Internet website (http://www.sec.gov). Copies of the documents filed with the SEC by Anywhere will be available free of charge on Anywhere’s internet website at https://ir.anywhere.re/financials/sec-filings/default.aspx or by contacting Anywhere’s investor relations contact at investor.relations@anywhere.re. Copies of the documents filed with the SEC by Compass will be available free of charge on Compass’ internet website at https://investors.compass.com/financials/sec-filings/default.aspx or by contacting Compass’ investor relations contact at investorrelations@compass.com. The information included on, or accessible through, Anywhere’s website or Compass’ website is not incorporated by reference into this communication.

Participants in the Solicitation

Anywhere, Compass, their respective directors, and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Anywhere is set forth in its proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on March   24, 2025 (the “Anywhere Annual Meeting Proxy Statement”) and in its Form 8-K, which was filed with the SEC on May  7, 2025. Please refer to the sections captioned “Compensation of Independent Directors,” “Independent Director Stock Ownership Guidelines,” “Ownership of our Common Stock” and “Executive Compensation” in the Anywhere Annual Meeting Proxy Statement. To the extent holdings of such participants in Anywhere’s securities have changed since the amounts described in the Anywhere Annual Meeting Proxy Statement, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/browse-edgar?CIK=0001398987&owner=only. Information about the directors and executive officers of Compass is set forth in its proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on April 4, 2025 (the “Compass Annual Meeting Proxy Statement”) and in its Form 8-Ks, which were filed with the SEC on May 29, 2025, July 30, 2025 and September 9, 2025. Please refer to the sections captioned “Security Ownership of Certain Beneficial Owners and Management” and “Compensation Tables” in the Compass Annual Meeting Proxy Statement. To the extent holdings of such participants in Compass’ securities have changed since the amounts described in the Compass Annual Meeting Proxy Statement, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/browse-edgar?CIK=0001563190&owner=only . These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the Joint Proxy Statement/Prospectus and the other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can generally be identified by the use of words such as “believe,” “expect,” “anticipate,” “intend,” “project,” “estimate,” “potential,” “plan,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” These forward-looking statements include, but are not limited to, statements related to the expected benefits of the proposed transaction; the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, including the expected leverage of the combined company and the amount and timing of synergies from the proposed transaction; the expected timeline; and the ability to satisfy all closing conditions. Forward-looking statements inherently involve many risks and uncertainties that could cause actual results to differ materially from those projected in these statements, including statements about the consummation of the proposed transaction and the anticipated benefits thereof. Where, in any forward-looking statement, Anywhere or Compass express an expectation or belief as to future results or events, it is based on Anywhere’s and/or Compass’ current plans and expectations, expressed in good faith and believed to have a reasonable basis. However, neither Anywhere nor Compass can give any assurance that any such expectation or belief will result or will be achieved or accomplished. Important risk factors that may cause such a difference include, but are not limited to: Compass’ and Anywhere’s ability to consummate the proposed transaction on the expected timeline or at all; Compass’ and Anywhere’s ability to obtain the necessary regulatory approval in a timely manner and the risk that such approval is not obtained or is obtained subject to conditions that are not anticipated; Compass’ or Anywhere’s ability to obtain approval of the stockholders; the risk that a condition of closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement, including in circumstances requiring Anywhere or Compass to pay a termination fee; the diversion of management time on transaction-related issues; risks related to disruption from the proposed transaction, including disruption of management time from current plans and ongoing business operations due to the proposed transaction and integration matters; the risk that the proposed transaction and its announcement could have an adverse effect on Compass’ and Anywhere’s ability to retain agents and personnel or that there could be potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; potential litigation relating to the proposed transaction that could be instituted against the parties to the merger agreement or their respective directors, managers or officers, including the effects of any outcomes related thereto; the ability of the combined company to achieve the synergies and other anticipated benefits expected from the proposed transaction or such synergies and other anticipated benefits taking longer to realize than anticipated; the ability of the combined company to achieve the expected leverage or such leverage taking longer to realize than anticipated; Compass’ ability to integrate Anywhere promptly and effectively; anticipated tax treatment, unforeseen liabilities, future capital expenditures, economic performance, future prospects and business and management strategies for the management, expansion and growth of the combined company’s operations; certain restrictions during the pendency of the proposed transaction that may impact Anywhere’s or Compass’ ability to pursue certain business opportunities or strategic transactions or otherwise operate their respective businesses; and other risk factors detailed from time to time in Anywhere’s and Compass’ reports filed with the SEC, including Anywhere’s and Compass’ annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the proposed transaction.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the Joint Proxy Statement/Prospectus that will be included in the Registration Statement that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the Registration Statement will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. You should not place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes; actual performance and outcomes, including, without limitation, Anywhere’s or Compass’ actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which Anywhere or Compass operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Neither Anywhere nor Compass assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this communication nor the continued availability of this communication in archive form on Anywhere’s or Compass’ website should be deemed to constitute an update or re-affirmation of these statements as of any future date.